Filed by MDI Entertainment, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                       Subject Company:  MDI Entertainment, Inc.
                                                Commission File Number:  0-24919


THE FOLLOWING IS A PRESS RELEASE DISSEMINATED BY SCIENTIFIC GAMES CORPORATION AND MDI ENTERTAINMENT, INC. ON FEBRUARY 26, 2002 AND FILED ON FEBRUARY 26, 2002 ON A FORM 8-K WITH THE SEC.


                   SCIENTIFIC GAMES SIGNS LETTER OF INTENT TO
                       ACQUIRE MDI FOR $2.10 PER MDI SHARE

     ADDS BRANDED ENTERTAINMENT PROPERTIES AND MERCHANDISE PRIZE FULFILLMENT


NEW YORK, FEBRUARY 26, 2002, SCIENTIFIC GAMES CORPORATION (NASDAQ: SGMS) AND MDI ENTERTAINMENT, INC. (OTC: LTRY.OB) today announced they have executed a Letter of Intent for Scientific Games to acquire all of the outstanding shares of MDI (except for the 708,333 shares which are currently owned by Scientific Games) by exchanging its shares for MDI shares at $2.10 per MDI share. Steve Saferin, CEO, President and principal stockholder, will escrow approximately $1.8 worth million of Scientific Games common stock subject to release upon the achievement of certain EBITDA (earnings before interest, taxes, depreciation and amortization) targets by the acquired business over four years. The closing of the transaction is subject to certain conditions including execution of definitive agreements, the completion of due diligence and shareholder approval by MDI shareholders.

Steven Saferin, CEO and President of MDI Entertainment, will continue as CEO and President of MDI, which will become a wholly owned subsidiary of Scientific Games. MDI will operate as an autonomous business unit and will continue to offer its products and services to all lotteries.

MDI currently has under license the largest library of proprietary contents in the lottery industry. Among the almost 35 entertainment properties, cultural icons, and personalities that MDI exclusively represents are Harley Davidson(R), Wheel of Fortune(R) and Elvis(R). An integral part of MDI's lottery offerings is the sale of licensed and branded merchandise that lotteries offer as second chance prizes. The company designs complete promotional programs for lotteries, including game design, prize structure, point of sale promotions, advertising and prize fulfillment.

Lorne Weil, Chairman and CEO of Scientific Games Corporation, said, "This merger will be a significant step forward in our objective to offer lottery customers a wide variety of successful products and services. MDI is well known for providing branded instant ticket games along with lottery prizes and marketing services. We believe we can significantly expand branded sales by combining MDI's proven creativity and merchandising success with our game design, printing, logistics and market presence throughout the world. In addition, MDI's branding and merchandising capabilities will enhance the proprietary probability tickets we are developing."

Steve Saferin said, "We are very pleased to expand our existing relationship and join forces with Scientific Games, the largest instant ticket supplier in the world and leading integrated lottery services supplier. We have already proven that lotteries using our branded instant tickets and merchandising can attract new, younger players and increase lottery sales. By working with Scientific Games, we expect to be able to achieve our goal of lotteries offering a branded game at least once a quarter."

CONFERENCE CALL
Scientific Games and MDI will conduct a conference call to discuss the transaction at 12 noon eastern time on February 26, 2002. To access the call, please dial 888-530-1415 from the U.S. and Canada or 706-643-1860 for international and local callers. A simultaneous webcast of the call can be accessed by going to www.scientificgames.com and clicking the link in the Investor Relations section of the website. The replay of the call will be available two hours after the conclusion of the call at www.scientificgames.com on the Investor Relations page until midnight eastern time on Friday, March 1, 2001.

ABOUT SCIENTIFIC GAMES
Scientific Games Corporation is the leading integrated supplier of instant tickets, systems and services to lotteries, and the leading supplier of wagering systems and services to pari-mutuel operators. It is also a licensed pari-mutuel gaming operator in Connecticut and the Netherlands and is a leading supplier of prepaid phone cards to telephone companies. Scientific Games' customers are in the United States and more than 60 other countries. For more information about Scientific Games, please visit our website at www.scientificgames.com.

ABOUT MDI ENTERTAINMENT, INC.

MDI's services include game and ticket design, merchandise prize fulfillment, management of second-and third-chance draws, fully-staffed customer service, coordination of winner travel & accommodations, advertising and marketing support, consumer research and Internet marketing and advertising. Currently, the company's portfolio of licensed lottery properties includes but is not limited to NBA/National Basketball Association, Betty Boop(TM), Elvis Presley(R), I Love Lucy(R), Magic 8 Ball(R), FIFA World Cup(R) Soccer, Universal Studios Monsters(TM), SPAM(TM), Heroes of Space(TM), Louisville Slugger(R), CMT(R), Wheel of Fortune(R), Jeopardy!(R), Harley-Davidson(R), The Hollywood Sign(R) and Hollywood Walk of Fame(R) Ray Charles(R), Hollywood Squares(R), TABASCO(R), Lionel, and NASCAR(R) race drivers including Jeff Burton(R), Mark Martin(R), Matt Kenseth(R), and Bill Elliott(R). Our website is located at www.mdientertainment.com.


OTHER INFORMATION
Investors and security holders are advised to read the joint proxy statement/prospectus regarding the proposed merger when it becomes available, because it will contain important information. Such joint proxy statement/prospectus will be filed with the Securities and Exchange Commission by Scientific Games and MDI. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when available) and other documents filed by Scientific Games and MDI at the Securities and Exchange Commission's web site at www.sec.gov. The joint proxy statement/prospectus and such other documents may also be obtained from Scientific Games by directing such request to Scientific Games, 750 Lexington Avenue, New York, NY 10022,
Attn: Investor Relations, tel: 212-754-2233. The joint proxy statement/prospectus and such other documents may also be obtained from MDI by directing such request to MDI Entertainment, Inc., 201 Ann Street, 5th Fl., Hartford, CT 06103, Attn: Investor Relations; tel: 860-527-5359.

MDI and its executive officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of MDI with respect to the transactions contemplated by the Letter of Intent. Information regarding such officers and directors is included in MDI's Proxy Statement for its 2001 Annual Meeting of Stockholders filed with the Securities and Exchange Commission on May 1, 2001. This document is available free of charge at the Securities and Exchange Commission's web site at http//www.sec.gov and from MDI and Scientific Games.

SAFE HARBOR
This press release includes statements that constitute forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. This information involves risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. For certain information regarding these risks and uncertainties, reference is made to Scientific Games' Annual Report on Form 10-K for the fiscal year ended October 31, 2000, the Transition Period Report on Form 10-Q for the period from November 1, 2000 through December 31, 2000 and the Quarterly Report on Form 10-Q for the third quarter ended September 30, 2001, and to MDI Entertainment's Annual Report on Form 10-KSB for the fiscal year ended December 31, 2000 and the Quarterly Report on Form 10-QSB for the third quarter ended September 30, 2001.